Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
Genworth Variable Insurance Trust:

We consent to the use of our report dated February 17, 2010, with respect to the Genworth Calamos Growth Fund,  Genworth Columbia Mid Cap Value Fund, Genworth Davis NY Venture Fund, Genworth Eaton Vance Large Cap Value Fund, Genworth Legg Mason ClearBridge Aggressive Growth Fund, Genworth PIMCO StocksPLUS Fund, Genworth Goldman Sachs Enhanced Core Bond Index Fund, Genworth Enhanced Small Cap Index Fund, Genworth Enhanced International Index Fund, Genworth 40/60 Index Allocation Fund, Genworth 60/40 Index Allocation Fund, Genworth Moderate Allocation Fund, and Genworth Growth Allocation Fund, incorporated by reference herein, and to the references to our Firm under the headings “Financial Highlights” in the prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

April 28, 2010
Milwaukee, WI